                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                               AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 GEHL COMPANY
                                 ------------
                               (NAME OF ISSUER)


                   COMMON STOCK, PAR VALUE, $0.10 PER SHARE
                   ----------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                   368483103
                                   ---------
                                (CUSIP NUMBER)


                                JAMES H. DAHL
                     1200 RIVERPLACE BOULEVARD, SUITE 902
                         JACKSONVILLE, FLORIDA  32207
                                (904) 393-9020
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)


                                 MAY 29, 1998
                                 ------------
                     (DATE OF EVENT WHICH REQUIRES FILING
                              OF THIS STATEMENT)



If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).


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CUSIP No. 368483103
          ---------

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      1)   NAMES OF REPORTING PERSONS / S.S OR I.R.S. IDENTIFICATION
           NOS. OF ABOVE PERSONS  JAMES H. DAHL / ###-##-####

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      2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)

           (a)    N/A
               -----------------------------------------------------------------
           (b)    N/A
               -----------------------------------------------------------------

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      3)   SEC USE ONLY
                         -------------------------------------------------------

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      4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)    OO
                                               ---------------------------------

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      5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
                                 -----------------------------------------------

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      6)   CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.
                                                --------------------------------

--------------------------------------------------------------------------------

                7)   SOLE VOTING POWER          582,800
                                        ----------------------------------------
NUMBER OF
SHARES BENE-    8)   SHARED VOTING POWER          -0-
FICIALLY                                  --------------------------------------
OWNED BY
EACH REPORT-    9)   SOLE DISPOSITIVE POWER     582,800
ING PERSON                                  ------------------------------------
WITH
                10)  SHARED DISPOSITIVE POWER     -0-
                                              ----------------------------------

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      11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           582,800
           ---------------------------------------------------------------------

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CUSIP No.  368483103
           ---------

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      12)    CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS)
                                ------------------------------------------------

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      13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.11%
             -------------------------------------------------------------------

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      14)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)    IN
                                                          ----------------------

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     THIS AMENDMENT NO. 2 AMENDS AS SET FORTH HEREIN THE STATEMENT ON SCHEDULE
13D DATED MAY 27, 1997, AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D DATED AUGUST 14, 1997, OF JAMES H. DAHL WITH RESPECT TO THE COMMON STOCK, PAR VALUE $0.10 PER SHARE ("COMMON STOCK"), ISSUED BY GEHL COMPANY (THE "ISSUER").


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by adding the following paragraph:

     "Since August 14, 1997, 263,400 shares of Common Stock were sold and 362,200 shares of Common Stock were purchased by Mr. Dahl (collectively, the "Amendment No. 2 Shares"). The Amendment No. 2 Shares were purchased and sold by Mr. Dahl through the Accounts. The sources of the $7,356,245 used to purchase the Amendment No. 2 Shares were funds of the Children's Trusts and the investment partnership of which Mr. Dahl is the Managing General Partner and the proceeds from the various sales of the Amendment No. 2 Shares."


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 paragraph (a) and (b) is hereby amended and restated in its entirety to read as follows:

     "(a) and (b) Pursuant to Rule 13d-3, Mr. Dahl may be deemed to be the beneficial owner of all 582,800 shares of Common Stock to which this Statement relates, which constitute approximately 9.11% of the 6,397,824 shares of Common Stock of the Issuer reported to be outstanding by the Issuer to the reporting person on June 2, 1998."

     Item 5 paragraph (c) is hereby amended by adding the following:

     "On various dates between April 4, 1998 and June 3, 1998 103,000 shares of Common Stock were purchased by Mr. Dahl, for the Accounts through brokers in the open market. The transactions are listed in the table below:


     DATE OF                                           PURCHASE
     PURCHASE              NO. OF SHARES                PRICE
     ---------             -------------              ----------
     24-Apr-98                2,500                    $18.750
     24-Apr-98                2,500                    $18.438
     30-Apr-98               10,000                    $18.500
     14-May-98               20,000                    $18.125
     14-May-98               10,000                    $18.375
     21-May-98                2,000                    $18.188
     21-May-98                2,000                    $18.188



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
     DATE OF                                            PURCHASE
     PURCHASE               NO. OF SHARES                PRICE
     ---------              -------------               --------
     22-May-98                  5,000                   $16.625
     26-May-98                 10,000                   $17.000
     27-May-98                  5,000                   $17.000
     27-May-98                  4,000                   $16.750
     29-May-98                 16,000                   $17.938
     29-May-98                  1,000                   $17.250
     01-Jun-98                  5,000                   $18.250
     03-Jun-98                  4,000                   $19.063
     03-Jun-98                  4,000                   $19.500



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 4, 1998




                                            /s/ James H. Dahl
                                            ------------------------------------
                                            JAMES H. DAHL










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